SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 000-21742

                   Acergy S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                        England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated December 2, 2010, whereby Acergy S.A. (the “Company”) issued a Trading Update ahead of its results for the fourth quarter and full year ended November 30, 2010, which are expected to be announced on February 23, 2011.

2010 Trading Update

Guidance for fiscal year 2010 remains unchanged. The Company expects revenue from continuing operations for 2010 to be in line with fiscal year 2009.

The effective rate of tax for the underlying business is anticipated to be in line with the 35% guidance previously provided.

Cash balances at fiscal year end are expected to be approximately $490 million after capital expenditure of approximately $500 million and paid dividends to shareholders of $42 million.

Depreciation and amortisation costs are anticipated to be approximately $120 million.

The Company is expected to end the 2010 fiscal year with a backlog for continuing operations of approximately $3.5 billion, based on prevailing exchange rates, including approximately $1.7 billion for execution in 2011.

Proposed Combination of the Company and Subsea 7 Inc.

Following shareholder approval at the Company and Subsea 7 Inc.’s respective Combination EGMs, completion is currently anticipated in January 2011, subject to customary closing conditions.

In light of the timing of completion, the Company will not be providing guidance for fiscal year 2011 at this time. The Company intends to present its next update to the market on February 23, 2011 when it will present its results for the fourth quarter and full year ended November 30, 2010.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the expected timing of publishing 2010 fourth quarter and full year financial results in 2011, statements as to estimated revenues and expectations as to depreciation and amortisation costs, effective tax rates, cash balances, capital expenditure commitments for the fiscal year 2010, statements as to the expected backlog at the end of fiscal year 2010 and amount for execution in 2011, statements as to the expected date of completion and the Company’s next update to the market.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: December 2, 2010	By:	/s/ Jean Cahuzac
		Name:	Jean Cahuzac
		Title:	Chief Executive Officer